Exhibit 99.1
Bennett Environmental Invites You to Join Its
Investor Call on the Restatements for fiscal 2003 and 2004 and its Fourth Quarter and Year End Financial Statements for 2005
Oakville, Ontario, May 30, 2006 — For Immediate Release — Bennett Environmental Inc. invites you to listen to its conference call, via a live teleconference or web cast on Friday, June 2, 2006 at 10:00 Eastern Time. Bennett’s senior management will discuss the restated financials for fiscal 2003 and 2004 and Bennett’s fourth quarter 2005 financial and operating results.
Date: Friday, June 2, 2006
Time: 10:00 AM Eastern Time
Dial In Number: 1-877-563-8311
Website: http://www.bennettenv.com/php/ii_web_casts.php
If you are unable to participate in the live teleconference, a rebroadcast will be made available on Bennett Environmental’s website.
About Bennett Environmental Inc.
Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.
Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Andy Boulanger or Michael McSweeney at the Oakville office at (905) 339-1540.